VIA EDGAR

September 27, 2011

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:

Division of Corporation Finance,

Re:

SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated September 15, 2011 from Mark P. Shuman of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Amendment No. 3 to the registration statement on Form S-1 of the Company filed with the Commission on August 12, 2011 (the “Registration Statement”).  We have filed simultaneously Amendment No. 4 to the Registration Statement and have attached a marked copy of such Amendment No. 4 indicating the changes that the Company has made to the Registration Statement.

With regard to the oral comments given to us regarding the address appearing on the Edgar Website and the filing of a Form 8-A prior to an Effective Date of the Registration Statement, please be advised as follows:

A. The address on the Edgar Website is being revised to be consistent with the address on the Registration Statement. Our understanding is that when this Amendment No. 4 is filed, then the revision will be made; and,

B.  We have filed a Form 8-A concurrently with the filing of Amendment No. 4.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. We repeat prior comment 2. It is unclear how you have responded to this comment. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. See FASB ASC 105-10-65. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please ensure the appropriate references are updated in your filing. For example, we note you refer to SFAS No. 109 on page F-9.

Response

We have noted your comment and the prospectus has been revised accordingly.

2. We note your expanded disclosures in response to prior comment 20. Please address the following items:

Your response indicates that you determined you had sufficient cash reserves to execute your business plan through February 28, 2012. Please confirm that your assumptions as of this date did not include additional funding or revenues generated from operations.

Response

The Company confirms that the "assumptions" through February 28, 2012 do not include the receipt of additional funding, or revenues that may be generated from operations.

Please expand your disclosures, on page 5 to identify the factors present at June 30, 2011 that were not present at February 28, 2011 that would indicate that you may be unable to continue as a going concern.

Response

The prospectus has been revised accordingly and new language has been added.

Your disclosure on page 5 indicates that at June 30, 2011, your cash balances may not be sufficient to fund your operations for the next 12 months. Please expand your disclosure to provide your anticipated timing of running out of cash without further funding.

Response

The prospectus has been revised accordingly and new language has been added.

We note your disclosure on page 5 that you need to generate significant revenues to achieve profitable operations. Please expand your disclosure to indicate that you have not generated any revenues to date and that your business model is still new and unproven, as discussed on page 8.

Response

The prospectus has been revised accordingly and new language has been added.

Your disclosure on page 22 indicates that you may only have sufficient funds to conduct your operations through June 30, 2011. This disclosure appears to contradict other statements throughout your filing related to your capital needs. Please advise or revise accordingly.

Response

The prospectus has been revised to include language that the Company will have sufficient funds to conduct operations through May 1, 2012.  The disclosure on previous page 22 should have been June 30, 2012 and was a "typo" error.

Similar concerns apply to all going concern disclosures located throughout your filing.

Response

The prospectus has been revised accordingly.

Summary, page 5

3. You state that the first test-phase release (“SaaSMAX Alpha,”) is expected in the third quarter of 2011. We note that your third fiscal quarter will end on September 30, 2011. Please tell us whether you continue to expect to release SaaSMAX Alpha during your third quarter. To the extent you do not anticipate the first test-phase release during your third quarter, please revise your document to disclose this as well as when you anticipate the first test-phase release as.

Response

The Company confirms that it anticipates that it expects to release SaaSMAX Alpha by September 30, 2011.

Risk Factors, page 7

General

4. We note your response to prior comment 13. Please include risk factor disclosure informing potential investors of any conflicts that may arise between Critical Digital Data Solutions and your SaaSMAX. You should identify and describe the possible conflicts, the potential adverse effects such conflicts could have on your operations and how you intend to resolve such conflicts should they arise. In providing such disclosure, you should be sure to take into account that Ms. Moskowitz is the chief executive officer, chairman and only director of SaasMax.

Response

A new Risk Factor has been added.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 19

5. You should revise your document to clarify what is meant by “the first three months.” It is unclear how this period is calculated (i.e. when does it begin and end).

Response

The caption “the first three months” has been changed to read "First Three Months Commencing July 1, 2011"

6. We note that your Plan of Operation describes the development of your business through June 30, 2012. Your discussion under the caption “Financing Needs” on page 22, however, states that including the net proceeds from the private placement stock offering, you may only have sufficient funds to conduct your operations through June 30, 2011. Given that this amended document was filed in August 2011, please tell us whether you have obtained additional financing and identify the source and amount of that financing.

Response

The June 30, 2011 was a "typo" and should have read June 30, 2012.  The language in the prospectus has been revised to indicate that the Company will run out of cash on May 1, 2012, unless additional financing is received.

Capital Resources and Liquidity, page 20

7. Your disclosures under net cash provided by financing activities is unclear in that you provide amounts for two periods, but identify the same period twice. Please revise accordingly.

Response

The prospectus has been revised accordingly

Management, page 23

8. We note your response to prior comment 12. Please disclose the period during which Ms. Moskowitz has served as the chief executive officer of Critical Digital Data Solutions.

Response

The prospectus has been revised accordingly

Selling Shareholders, page 27

9. Please expand footnote 1 to your selling shareholders table to indicate whether any of your selling shareholders are affiliates of registered broker-dealers in addition to broker-dealers. Financial statements for the period ended February 28, 2011

Response

None of the selling shareholders are broker-dealers or affiliates of broker-dealers and the prospectus has been revised accordingly

Balance Sheet, page F-3

10. We note your revision to the statement of stockholders’ equity in response to prior comment 18. We further note that the number of shares issued and outstanding disclosed on the balance sheet as of February 28, 2011 on page F-3 does not tie to the number of shares issued in the statement of stockholders’ equity for the same period on page F-5. Please revise accordingly.

Response

The prospectus has been revised accordingly

Financial statements for the period ended June 30, 2011

11. We note that it appears that your interim financial statements do not include the complete interim period. In this regard, income statements and statements of cash flows for the interim period should include the entire period since the balance sheet as of the end of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X. Please revise accordingly.

Response

The prospectus has been revised accordingly

Undertakings, page II-2

12. Given the nature of your offering (i.e. an offering of securities by existing shareholders) it is unclear why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please advise or revise you document to include only those undertakings applicable to your offering.

Response

The prospectus has been revised accordingly

Signatures, page II-3

13. We refer to prior comment 24. While we note that you have included the signature of your principal accounting officer, you do not include the signature of your principal financial officer as is required by Instruction 1 to Signatures of Form S-1. Please revise your document to include all required signatures.

Response

The prospectus has been revised accordingly

On behalf of the Company, We have arranged for delivery to the attention of Ryan Houseal, Esq. Mailstop 3561 of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.4.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-230-1617 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham

Brad Bingham

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